

February 14, 2012

<u>Via E-mail</u>
Harold P. Gewerter, Esq. Ltd.
5440 W. Sahara #105
Las Vegas, NV 89146

> **Re:** **Tiger Oil and Energy, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 30, 2012**
> **File No. 333-171200**
>
> **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed January 23, 2012**
> **File No. 000-53241**
>
> **Current Report on Form 8-K/A**
> **Filed February 2, 2012**
> **File No. 000-53241**

Dear Mr. Gewerter:

    We have reviewed your response letter and the above-captioned amended filings. We have the following comments.

    Please respond to this letter by amending your filings, providing the requested information, or by advising us when you will provide the requested response.   After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 4 to Form S-1 filed January 30, 2012</u>

<u>Fee Table</u>

1. Please revise the fee table on the facing page of the registration statement to state the correct proposed maximum offering price.

Cover Page of Prospectus

2. Please revise to update your "Subject to Completion" prospectus date to match the date of your prospectus.

Executive Compensation, page 28

3. We note that the amounts in the table differ from the disclosure in your amended Form 10-K filed on January 23, 2012. Please revise your table accordingly. Also, please revise your table to also include compensation information for the fiscal year ended 2011. See Item 402(n)(1) and Instruction A to Item 402(n) of Regulation S-K.

4. Please include director compensation in a separate table. See Item 402(k) of Regulation S-K. Please also comply with this comment in future filings of your Form 10-K.

Form 10-K/A for the Year Ended December 31, 2010 filed January 23, 2012

General

5. Please note, the comments included herein regarding your audit opinion and restatement disclosures, apply equally to the audit opinion and financial statements presented in your Form S-1/A4, filed January 30, 2012, your Form 8-K/A filed February 2, 2012 and your Form 10-K/A filed January 23, 2012.

6. We note it appears you have filed your amended Form 10-K in EDGAR and your filing indicates your year end is 10/31/2010. Your documents continue to indicate your fiscal year end is December 31. Please indicate the proper year end when filing your next amendment.

7. Please include updated certifications with your next amendment.

Item 1. Business

8. In future filings, please revise your filing to include all of the disclosures required by Item 101(h)(4)(i)-(xii) of Regulation S-K. Please note that your description in this section should contain the same information as your Description of Business and Property disclosure in your Form S-1. For example, we note that you have not provided any disclosure about your projects, your competition and competitive position, and the effect of government regulations on your business.

Report of Independent Registered Public Accounting Firm

9. It appears you have revised your financial statements to write off your investment in certain oil and gas properties. Please obtain an audit opinion which includes an explanatory paragraph addressing the restatement.

Financial Statements

General

10. It appears that certain details of various footnote information is blacked-out in your amended Form 10-K. Please file an amended document that includes all details included in your footnotes.

11. It appears you have restated your financial statements to write off certain oil and gas properties. Please refer to ASC 250-10-50-7 for guidance regarding disclosure requirements for your restatement. We would expect you to present a separate audited footnote to your financial statements, disclosing the "Amounts as previously reported", the "Adjustments", and the "Amounts as Restated". This footnote should also be referred to in a separate paragraph in the auditor's report.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 if you have any questions. Please contact Kevin Stertzel, Staff Accountant at (202) 551-3723, or in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have any questions about financial statement matters.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
       Ken Liebscher